Exhibit 3.1.2

CERTIFICATE OF AMENDMENT

OF

1STDIBS.COM, INC.

FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

1stdibs.com, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify as follows.

1. The name of this corporation is 1stdibs.com, Inc. (the “Corporation”).

2. The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was March 10, 2000. The Fifth Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 7, 2019 (as amended, the “Restated Certificate”).

3. The undersigned is the duly elected and acting Chief Executive Officer of the Corporation.

4. The Restated Certificate is hereby amended by adding, after the first paragraph of ARTICLE III thereof, the following new paragraph:

“Upon the effectiveness of the Amendment dated May 28, 2021 to the Fifth Amended and Restated Certificate of Incorporation, as previously amended by the Certificate of Amendment dated as of March 11, 2021, each three (3) shares of capital stock of the Corporation issued and outstanding shall be, automatically and without any action on the part of the holder thereof, and hereby is, combined, converted and reconstituted into one (1) fully paid and non-assessable share of such class and series of capital stock, with no change to the par value of the capital stock and (in the case of the Preferred Stock) no adjustment shall be made to the applicable Conversion Price (the “Reverse Stock Split”). The Reverse Stock Split will be effected on a certificate-by-certificate basis, and any fractional shares resulting from such combination shall be rounded down to the nearest whole share on a certificate-by-certificate basis. No fractional shares shall be issued in connection with the Reverse Stock Split. In lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of such class and series of capital stock as determined in good faith by the Board. The Reverse Stock Split shall occur automatically without any further action by the holders of the shares of Common Stock and Preferred Stock affected thereby. All rights, preferences and privileges of the Common Stock and the Preferred Stock shall be appropriately adjusted to reflect the Reverse Stock Split in accordance with this Amended and Restated Certificate of Incorporation, and all share numbers and dollar amounts per share shall be proportionately adjusted therefor, except that in the case of the Preferred Stock, no adjustment shall be made to the applicable Conversion Price.”

5. This Certificate of Amendment has been duly adopted and written consent has been given, in each case by the Board of Directors of the Corporation and the holders of the requisite number of shares of the Corporation, in accordance with the provisions of Sections 141(f), 228 and 242 of the General Corporation Law.

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IN WITNESS WHEREOF, this Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation of 1stdibs.com, Inc. has been executed by a duly authorized officer of the Corporation on this 28th day of May, 2021.

By:	/s/ David Rosenblatt
David Rosenblatt, Chief Executive Officer